SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of April 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---


        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes      No  X
                                   ---     ---


        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                           Genesys Conferencing Logo



              Genesys Conferencing Provides R.R. Donnelley Improved
               Productivity and Communication Through Enterprise
                      Deployment of Genesys Meeting Center


           Initial Deployment Serves 400 Subscriptions (6,000 seats);
                    Full Deployment to Result in 18,000 Seats


Denver, Colorado and Montpellier, France - April 3, 2002 -- Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist announced today that R.R. Donnelley (NYSE:DNY), a leading provider of integrated communications solutions is deploying Genesys Meeting Center as an enterprise-wide tool to improve its global communication efforts.

R.R. Donnelley's comprehensive communications services, including premedia, digital photography, content management, printing, and logistics are revolutionizing communications effectiveness for some of the world's leading advertisers and merchants. The company serves customers in North America, Latin America, Europe and the Asia/Pacific Basin.

The management and distribution of information among its global locations is critical to R.R. Donnelley's success. Genesys Meeting Center's ability to operate seamlessly between many locations was a key factor in implementing its multimedia conferencing capabilities across the enterprise. Full deployment is expected to result in approximately 18,000 seats throughout the company.

"Reliability and reach are key factors in communicating across continents for our customers. In this highly competitive environment, R.R. Donnelley was seeking a cost-effective and interactive way of collaborating and sharing information across our entire enterprise," said John Schaefer, Vice President of Technology and Infrastructure for R.R. Donnelley. "We have counted on Genesys' audio conferencing service for the past three years, and now look to them to provide us with the benefits of virtual group communications through the Internet. Genesys Meeting Center provides the opportunity to take our business communication to the next level with a simple, affordable collaboration solution to connect our people all over the world."

Genesys Meeting Center is an intuitive Web-based user interface that fully integrates audio and Web conferencing, accessible on demand through the Web. It provides the ability to deliver dynamic multimedia presentations, collaborate and share any application from a user's computer.


"Like R.R. Donnelley, many companies are creating efficiencies among their workforces that enable them to share and leverage knowledge more effectively," said David M. Rosenberg, Executive Vice President of Sales and Marketing for Genesys Conferencing in North America. "The price position of Genesys Meeting Center and its full integration of automated audio and web conferencing services results in a company embracing an enterprise-wide acceptance of web collaboration at an affordable price for all its employees."

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Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the form F4 registration statement which was filed by Genesys with the Securities and Exchange Commission on February 12, 2001. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.


About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).


Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP www.genesys.com


About R.R. Donnelley

R.R. Donnelley (www.rrdonnelley.com) is revolutionizing communications effectiveness by providing comprehensive and integrated communications services. These include premedia, digital photography, content management, printing, and logistics. The company's full range of solutions help publishers and merchandisers, as well as telecommunications, financial and healthcare companies, deliver effective and targeted communications in the right format to the right audience at the right time. It serves customers in North America, South America, Europe and the Asia/Pacific Basin.


Contacts:

Paul Joyal
Genesys Conferencing
Press Relations North America
+ 1 781 761 62 31
paul.joyal@genesys.com


Marine Pouvreau
Genesys Conferencing
Press Relations Europe
+ 33 4 99 13 25 17
marine.pouvreau@genesys.com


Kelly Heisler
R.R. Donnelley
Manager, Corporate Communication
+1 312 326 77 26
kelly.heisler@rrd.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 3, 2002

                                          GENESYS SA


                                          By: /s/ Pierre Schwich
                                              ---------------------------------
                                              Name: Pierre Schwich
                                              Title: Executive Vice President,
                                                     Audit, Financial Planning
                                                     and Investor Relations